SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 2)

ForeScout Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34553D101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #34553D101	Page 2 of 24

1	NAME OF REPORTING PERSONS Amadeus Capital Partners Limited (“Amadeus Limited”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus II ‘A’ (“Amadeus A”), 720,609 shares of Common Stock are owned directly by Amadeus II ‘B’ (“Amadeus B”), 463,139 shares of Common Stock are owned directly by Amadeus II ‘C’ (“Amadeus C”), 13,578 shares of Common Stock are owned directly by Amadeus II ‘D’ GmbH & Co KG (“Amadeus D”), 64,944 shares of Common Stock are owned directly by Amadeus II Affiliates Fund L.P. (“Affiliates Fund”), 264,736 shares of Common Stock are owned directly by Amadeus IV Velocity Fund L.P. (“Velocity Fund”), and 299,952 shares of Common Stock are owned directly by Amadeus EII L.P. (“Amadeus EII”), except that (i) Amadeus II General Partner LP (“Amadeus II GP”), the general partner of each of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to vote the shares owned by each such fund, (ii) Amadeus IV Velocity GP LP (“Velocity GP”), the general partner of Velocity Fund, may be deemed to have sole power to vote the shares owned by Velocity Fund, (iii) Amadeus EII General Partner LP (“Amadeus EII GP”), the general partner of Amadeus EII, may be deemed to have sole power to vote the shares owned by Amadeus EII, (iv) each of Amadeus General Partner LTD (“Amadeus GP LTD”) and Amadeus Capital GP LLP (“Amadeus Capital GP,” and together with Amadeus GP LTD, the “Amadeus Intermediate General Partners”), the general partners of each of Amadeus II GP, Velocity GP and Amadeus EII GP (the “Direct General Partners”), may be deemed to have sole power to vote these shares, (v) Amadeus Limited, the manager of each of Amadeus A, Amadeus B, Amadeus C, Amadeus D, Affiliates Fund, Velocity Fund and Amadeus EII (the “Funds”) and the Direct General Partners, has sole voting power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their voting power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of Anne Glover, Hermann Hauser, Andrea Traversone, Richard Anton and Mikael Johnsson (the “Committee Members”), who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of each of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to dispose of the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to dispose of the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to dispose of these shares, (v) Amadeus Limited, the manager of each of the Funds and the Amadeus Intermediate General Partners, has sole dispositive power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their dispositive power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,120 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON OO

CUSIP #34553D101	Page 3 of 24

1	NAME OF REPORTING PERSONS Amadeus General Partner LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of each of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to vote the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to vote the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to vote the shares owned by Amadeus EII, (iv) Amadeus Capital GP who, with Amadeus GP LTD, is a general partner of the Direct General Partners, may be deemed to have sole power to vote these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole voting power with respect to such shares, and (vii) the directors of Amadeus Limited have delegated their voting power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of each of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to dispose of the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to dispose of the shares owned by Amadeus EII, (iv) Amadeus Capital GP who, with Amadeus GP LTD, is a general partner of the Direct General Partners, may be deemed to have sole power to dispose of these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole dispositive power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their dispositive power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,120 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON OO

CUSIP #34553D101	Page 4 of 24

1	NAME OF REPORTING PERSONS Amadeus Capital GP LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to vote the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to vote the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to vote the shares owned by Amadeus EII, (iv) Amadeus GP LTD who, with Amadeus Capital GP, is a general partner of the Direct General Partners, may be deemed to have sole power to vote these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole voting power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their voting power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to dispose of the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to dispose of the shares owned by Amadeus EII, (iv) Amadeus GP LTD who, with Amadeus Capital GP, is a general partner of the Direct General Partners, may be deemed to have sole power to dispose of these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole dispositive power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their dispositive power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,120 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 5 of 24

1	NAME OF REPORTING PERSONS Amadeus II General Partner LP (“Amadeus II GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

2,165,432 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D and 64,944 shares of Common Stock are owned directly by Affiliates Fund, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Amadeus A, Amadeus B, Amadeus C, Amadeus D, Affiliates Fund and the Direct General Partners, has sole voting power with respect to such shares and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

2,165,432 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D and 64,944 shares of Common Stock are owned directly by Affiliates Fund, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Amadeus A, Amadeus B, Amadeus C, Amadeus D, Affiliates Fund and the Direct General Partners, has sole dispositive power with respect to such shares and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,165,432 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 6 of 24

1	NAME OF REPORTING PERSONS Amadeus IV Velocity GP LP (“Velocity GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

264,736 shares of Common Stock, all of which are owned directly by Velocity Fund, except that (i) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Velocity GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Velocity Fund and the Direct General Partners, has sole voting power with respect to such shares, and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

264,736 shares of Common Stock, all of which are owned directly by Velocity Fund, except that (i) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Velocity GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Velocity Fund and the Direct General Partners, has sole dispositive power with respect to such shares, and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,736 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 7 of 24

1	NAME OF REPORTING PERSONS Amadeus EII General Partner LP (“Amadeus EII GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

299,952 shares of Common Stock, all of which are owned directly by Amadeus EII, except that (i) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus EII GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Amadeus EII and the Direct General Partners, has sole voting power with respect to such shares, and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

299,952 shares of Common Stock, all of which are owned directly by Amadeus EII, except that (i) Amadeus EII GP, the general partner of Amadeus EII may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus EII GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Amadeus EII and the Direct General Partners, has sole dispositive power with respect to such shares, and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,952 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 8 of 24

1	NAME OF REPORTING PERSONS Amadeus II ‘A’ (“Amadeus A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

903,162 shares of Common Stock are owned directly by Amadeus A, except that (i) Amadeus II GP, the general partner of Amadeus A, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Amadeus A and the Direct General Partners, has sole voting power with respect to such shares and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

903,162 shares of Common Stock are owned directly by Amadeus A, except that (i) Amadeus II GP, the general partner of Amadeus A, may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Amadeus A and the Direct General Partners, has sole dispositive power with respect to such shares and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,162 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 9 of 24

1	NAME OF REPORTING PERSONS Amadeus II ‘B’ (“Amadeus B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

720,609 shares of Common Stock are owned directly by Amadeus B, except that (i) Amadeus II GP, the general partner of Amadeus B, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Amadeus B and the Direct General Partners, has sole voting power with respect to such shares and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

720,609 shares of Common Stock are owned directly by Amadeus B, except that (i) Amadeus II GP, the general partner of Amadeus B, may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Amadeus B and the Direct General Partners, has sole dispositive power with respect to such shares and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,609 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 10 of 24

1	NAME OF REPORTING PERSONS Amadeus II ‘C’ (“Amadeus C”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

463,139 shares of Common Stock are owned directly by Amadeus C, except that (i) Amadeus II GP, the general partner of Amadeus C, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Amadeus C and the Direct General Partners, has sole voting power with respect to such shares and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

463,139 shares of Common Stock are owned directly by Amadeus C, except that (i) Amadeus II GP, the general partner of Amadeus C, may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Amadeus C and the Direct General Partners, has sole dispositive power with respect to such shares and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,139 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 11 of 24

1	NAME OF REPORTING PERSONS Amadeus II ‘D’ GmbH & Co KG (“Amadeus D”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

13,578 shares of Common Stock are owned directly by Amadeus D, except that (i) Amadeus II GP, the general partner of Amadeus D, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Amadeus D and the Direct General Partners, has sole voting power with respect to such shares and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

13,578 shares of Common Stock are owned directly by Amadeus D, except that (i) Amadeus II GP, the general partner of Amadeus D, may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Amadeus D and the Direct General Partners, has sole dispositive power with respect to such shares and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,578 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 12 of 24

1	NAME OF REPORTING PERSONS Amadeus II Affiliates Fund L.P. (“Affiliates Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

64,944 shares of Common Stock are owned directly by Affiliates Fund, except that (i) Amadeus II GP, the general partner of Affiliates Fund, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Affiliates Fund and the Direct General Partners, has sole voting power with respect to such shares and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

64,944 shares of Common Stock are owned directly by Affiliates Fund, except that (i) Amadeus II GP, the general partner of Affiliates Fund, may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus II GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Affiliates Fund and the Direct General Partners, has sole dispositive power with respect to such shares and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,944 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 13 of 24

1	NAME OF REPORTING PERSONS Amadeus IV Velocity Fund L.P. (“Velocity Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

264,737 shares of Common Stock are owned directly by Velocity Fund, except that (i) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Velocity GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Velocity Fund and the Direct General Partners, has sole voting power with respect to such shares and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

264,737 shares of Common Stock are owned directly by Velocity Fund, except that (i) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Velocity GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Velocity Fund and the Direct General Partners, has sole dispositive power with respect to such shares and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,737 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 14 of 24

1	NAME OF REPORTING PERSONS Amadeus EII L.P. (“Amadeus EII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to vote such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus EII GP, may be deemed to have sole power to vote these shares, (iii) Amadeus Limited, the manager of Amadeus EII and the Direct General Partners, has sole voting power with respect to such shares and (iv) the directors of Amadeus Limited have delegated voting power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to dispose of such shares, (ii) each of the Amadeus Intermediate General Partners, the general partners of Amadeus EII GP, may be deemed to have sole power to dispose of these shares, (iii) Amadeus Limited, the manager of Amadeus EII and the Direct General Partners, has sole dispositive power with respect to such shares and (iv) the directors of Amadeus Limited have delegated dispositive power with respect to the shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,952 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP #34553D101	Page 15 of 24

1	NAME OF REPORTING PERSONS Anne Glover (“Glover”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to vote the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to vote the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to vote the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to vote these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole voting power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their voting power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Glover is a member, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to dispose of the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to dispose of the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to dispose of these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole dispositive power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their dispositive power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Glover is a member, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,120 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP #34553D101	Page 16 of 24

1	NAME OF REPORTING PERSONS Andrea Traversone (“Traversone”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to vote the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to vote the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to vote the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to vote these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole voting power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their voting power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Traversone is a member, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to dispose of the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to dispose of the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to dispose of these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole dispositive power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their dispositive power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Traversone is a member, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,120 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP #34553D101	Page 17 of 24

1	NAME OF REPORTING PERSONS Hermann Hauser (“Hauser”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to vote the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to vote the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to vote the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to vote these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole voting power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their voting power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Hauser is a member, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to dispose of the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to dispose of the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to dispose of these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole dispositive power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their dispositive power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Hauser is a member, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,120 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP #34553D101	Page 18 of 24

1	NAME OF REPORTING PERSONS Richard Anton (“Anton”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to vote the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to vote the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to vote the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to vote these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole voting power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their voting power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Anton is a member, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to dispose of the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to dispose of the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to dispose of these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole dispositive power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their dispositive power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Anton is a member, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,120 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP #34553D101	Page 19 of 24

1	NAME OF REPORTING PERSONS Mikael Johnsson (“Johnsson”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to vote the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to vote the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to vote the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to vote these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole voting power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their voting power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Johnsson is a member, who each may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

2,730,120 shares of Common Stock, of which 903,162 shares of Common Stock are owned directly by Amadeus A, 720,609 shares of Common Stock are owned directly by Amadeus B, 463,139 shares of Common Stock are owned directly by Amadeus C, 13,578 shares of Common Stock are owned directly by Amadeus D, 64,944 shares of Common Stock are owned directly by Affiliates Fund, 264,736 shares of Common Stock are owned directly by Velocity Fund, and 299,952 shares of Common Stock are owned directly by Amadeus EII, except that (i) Amadeus II GP, the general partner of Amadeus A, Amadeus B, Amadeus C, Amadeus D and Affiliates Fund, may be deemed to have sole power to dispose of the shares owned by each such fund, (ii) Velocity GP, the general partner of Velocity Fund, may be deemed to have sole power to dispose of the shares owned by Velocity Fund, (iii) Amadeus EII GP, the general partner of Amadeus EII, may be deemed to have sole power to dispose of the shares owned by Amadeus EII, (iv) each of the Amadeus Intermediate General Partners, the general partners of the Direct General Partners, may be deemed to have sole power to dispose of these shares, (v) Amadeus Limited, the manager of the Funds and the Direct General Partners, has sole dispositive power with respect to such shares, and (vi) the directors of Amadeus Limited have delegated their dispositive power with respect to shares held by the Funds managed by Amadeus Limited to a committee comprised of the Committee Members, of which Johnsson is a member, who each may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,120 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP #34553D101	Page 20 of 24

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13G initially filed with the United States Securities and Exchange Commission (the “Commission”) on February 14, 2018 (the “Original Schedule 13G”), as amended by Amendment No. 1 filed with the Commission on February 12, 2019 (the “Amendment,” and, together with the Original Schedule 13G, the “Prior 13G”) is being filed jointly by the Reporting Persons listed below and amends and supplements the Prior 13G. Only those items that are hereby reported are amended; all other items reported in the Prior 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Prior 13G.

Reporting Persons:

Amadeus Capital Partners Limited (“Amadeus Limited”)

Amadeus II ‘A’ (“Amadeus A”)

Amadeus II ‘B’ (“Amadeus B”)

Amadeus II ‘C’ (“Amadeus C”)

Amadeus II ‘D’ GmbH & Co KG (“Amadeus D”)

Amadeus II Affiliates Fund L.P. (“Affiliates Fund”)

Amadeus EII L.P. (“Amadeus EII”)

Amadeus IV Velocity Fund L.P. (“Velocity Fund” and, together with each of Amadeus A, Amadeus B, Amadeus C, Amadeus D, Affiliates Fund and Amadeus EII, the “Funds”)

Amadeus General Partner LTD (“Amadeus GP LTD”)

Amadeus Capital GP LLP (“Amadeus Capital GP” and, together with Amadeus GP LTD, the “Amadeus Intermediate General Partners”)

Amadeus II General Partner LP (“Amadeus II GP”)

Amadeus IV Velocity GP LP (“Velocity GP”)

Amadeus EII General Partner LP (“Amadeus EII GP” and, together with each of Amadeus II GP and Velocity GP the “Direct General Partners”)

Anne Glover (“Glover”)

Andrea Traversone (“Traversone”)

Hermann Hauser (“Hauser”)

Richard Anton (“Anton”)

Mikael Johnsson (“Johnsson” and, together with Glover, Traversone, Hauser and Anton, the “Committee Members”)

The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Amadeus II GP is the general partner of each of Amadeus A, Amadeus B, Amadeus C, Amadeus D, and Affiliates Fund. Velocity GP is the general partner of Velocity Fund. Amadeus EII GP is the general partner of Amadeus EII. Each of the Amadeus Intermediate General Partners are the general partners of each of the Direct General Partners. Amadeus Limited is the manager of each of the Funds and the Direct General Partners. The directors of Amadeus Limited have delegated their voting and dispositive power with respect to the shares held by the Funds to a committee comprised of the Committee Members.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2018, a copy of which has been filed as Exhibit A to the Original Schedule 13G, pursuant to which the Reporting Persons have agreed to file the Statement and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

ITEM 2 IDENTITY AND BACKGROUND.

(a)

Amadeus EI LP and its general partner, Amadeus EI General Partner LP, Reporting Persons on the Prior 13G, are no longer Reporting Persons because all of the shares previously held by Amadeus EI LP were disposed of and reported in the Amendment.

CUSIP #34553D101	Page 21 of 24

ITEM 4. OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 47,173,269 shares of Common Stock outstanding as of November 1, 2019 as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, filed with the Commission on November 6, 2019.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2019:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP #34553D101	Page 22 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

Amadeus II ‘A’
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus II ‘B’
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus II ‘C’
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus II ‘D’ GmbH & Co KG
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus II Affiliates Fund L.P.
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

CUSIP #34553D101	Page 23 of 24

Amadeus EII L.P.
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus IV Velocity Fund L.P.
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus Capital Partners LTD

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus General Partner LTD

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus Capital GP LLP
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

CUSIP #34553D101	Page 24 of 24

Amadeus II General Partner LP
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus IV Velocity GP LP
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

Amadeus EII General Partner LP
By: Amadeus Capital Partners Limited, its Manager

By:	/s/ Anne Glover
Name: Anne Glover
Title: Director

/s/ Anne Glover
Anne Glover

/s/ Hermann Hauser
Hermann Hauser

/s/ Andrea Traversone
Andrea Traversone

/s/ Richard Anton
Richard Anton

/s/ Mikael Johnsson
Mikael Johnsson